SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alamogordo Financial Corp.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

011448 10 7
(CUSIP Number)

Edward Quint, Esq.
Luse Gorman Pomerenk & Schick
A Professional Corporation
Suite 780
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015
(202) 274-2000
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

September 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

(Continued on following pages)
Page 1 of 6 Pages

CUSIP NO. 011448 10 7	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS AF Mutual Holding Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) [ ] Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 918,000
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 918,000
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.88%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 011448 10 7	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, par value $0.10 per share (“Common Stock”), of Alamogordo Financial Corp., a federal corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 500 East 10th Street, Alamogordo, New Mexico 88311.

Item 2.  Identity and Background

This Schedule is filed on behalf of AF Mutual Holding Company, a federally-chartered mutual holding company (the “Company”).  The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock.  The business address of the Company is 500 East 10th Street, Alamogordo, New Mexico 88311.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company (“Insiders”):

Directors and Executive Officers

Name	Occupation
Randal L. Rabon	Chairman of the Board and private investor
William F. Burt	Vice Chairman of the Board of the Company and owner and general manager of a broadcasting company
James D. Harris	Director and retired insurance agency owner
Jill Gutierrez	President, Chief Executive Officer and Director of the Company
Don P. Van Winkle	Director and Chair of CEO advisory organization
William P. Kauper	Senior Vice President and Chief Operating Officer of the Company
Jan R. Thiry	Senior Vice President and Chief Financial Officer of the Company

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP NO. 011448 10 7	13D	Page 4 of 6 Pages

(f)	All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

On May 1997, the Issuer was formed for the purpose of becoming the stock holding company and sole stockholder of Bank’34, formerly Alamogordo Federal Savings and Loan Association, (the “Bank”) and the Company was formed for the purpose of becoming the mutual holding company parent and sole stockholder of the Issuer. On May 15, 2000, the Company became the beneficial owner of 918,000 shares of the Issuer’s Common Stock, and the Issuer sold 357,000 shares of Common Stock for $10.00 per share in an initial public offering.  The Company did not pay additional consideration to the Issuer for the shares it received. The Issuer deregistered with the SEC in October 2004. The Issuer acquired another entity on August 29, 2014 and in connection therewith filed a registration statement on Form 8-A on September 2, 2014.

Item 4.  Purpose of Transaction

The primary purpose of the Bank’s conversion to the capital stock form of organization in 1997 and the establishment of the Issuer, and the Company as the Issuer’s sole stockholder, was to establish a structure that would enable the Bank to compete and expand more effectively in the financial services marketplace. The Issuer completed an initial public offering in 2000, and, subsequently, the Issuer deregistered with the SEC in October 2004. The Issuer acquired another entity on August 29, 2014 and in connection therewith filed a registration statement on Form 8-A on September 2, 2014.

While the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

a.           As of September 2, 2014, the Company directly and beneficially owned 918,000 shares of the Issuer’s Common Stock, which represented 53.88% of the issued and outstanding shares of Common Stock on such date.

CUSIP NO. 011448 10 7	13D	Page 5 of 6 Pages

b.           The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c.           The Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d.           No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e.           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

None.

CUSIP NO. 011448 10 7	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

AF MUTUAL HOLDING COMPANY

Date: September 12, 2014	By:	/s/ Jill Gutierrez
Jill Gutierrez
President and Chief Executive Officer